October 25, 2010

John Grzeskiewicz

Senior Counsel Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Grzeskiewicz:

Nuveen Build America Bond Opportunity Fund

333-167407

811-22425

This letter responds to the comments contained in your letter dated June 30, 2010, regarding the initial registration statement on Form N-2 of Nuveen Build America Bond Opportunity Fund (the “Fund”). For convenience, your comment is repeated below, with the response immediately following.

Enclosed for your convenience is a copy of pre-effective amendment no. 2, which was filed with the SEC on the date of this letter and is marked to show changes from the registration statement as originally filed.

Prospectus

1. Comment: Under “Certain Provisions in the Declaration of Trust and By-Laws” on page 61 of the Prospectus, the disclosure states that a vote of at least two-thirds of the shareholders are required to authorize a conversion of the Fund from closed-end to open-end status and to approve a plan of reorganization. Please explain to the staff in your response letter how this can be consistent with the simple majority vote required by Sections 13(a)(1) and 2(a)(42) of the 1940 Act, in the case of conversion, and Section 11(b), in the case of a plan of reorganization.

Response: It is our understanding that this comment has been withdrawn.

General Comments

2. Comment: We may have more comments on disclosure included in any subsequent pre-effective amendment.

Response: Understood.

*  *  *  *  *

We believe that this information responds to all of your comments. If you should require additional information, please call me at 202.778.9252 or Dave Glatz at 312.807.4295.

Very truly yours,

/s/ Stacy H. Winick

Stacy H. Winick

Enclosures

Copies (w/encl.) to      Gifford Zimmerman

Kevin McCarthy

Mark Winget